Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Year Ended December 31, 2024 and Significant European Gas Discovery

CALGARY, AB, March 5, 2025 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the year ended December 31, 2024.

The audited financial statements, management discussion and analysis and annual information form for the year ended December 31, 2024 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

Year End 2024 Results

  Fund flows from operations ("FFO")(1) was $1,206 million ($7.63/basic share)(2), representing a 6% increase over the prior year, or 9% on a per basic share basis, reflecting the positive impact from our share repurchase program. Free cash flow ("FCF")(4) of $583 million increased 9% on a per basic share basis relative to 2023.
  Net loss was $47 million ($0.30/basic share) compared to $238 million net loss ($1.45/basic share) in the prior year. The current year net loss was impacted by unrealized losses on derivative instruments and unrealized foreign exchange losses due to a weakening Canadian dollar.
  Net debt(5) decreased by over $110 million to $967 million, representing a net debt to four quarter trailing FFO ratio(6) of 0.8 times. The Company fully repaid the $79 million lease obligation associated with the Montney Battery construction completed in 2024, implying approximately $190 million of effective debt reduction.
  Vermilion returned $216 million ($1.37/basic share) to shareholders through dividends and share buybacks, representing 52% of excess free cash flow ("EFCF")(4), including the repurchase and cancellation of 9.3 million shares which reduced the outstanding common shares by 5% to 154.3 million as at December 31, 2024.
  Production averaged 84,543 boe/d(7) (54% natural gas and 46% crude oil and liquids), comprised of 53,542 boe/d(7) from the North American assets and 31,001 boe/d(7) from the International assets. Production increased by 1% over the prior year, or 4% on a per share basis.
  Year end proved developed producing ("PDP") reserves were 168 mmboe(16) and total proved plus probable ("2P") reserves were 435 mmboe(16), reflecting a reserve life index of 5.4 years and 14.1 years, respectively.
  The after-tax net present value of PDP reserves, discounted at 10%, is $2.8 billion(16) and the after-tax net present value of 2P reserves, discounted at 10%, is $5.2 billion(16), or $27.62 per basic share(16) after deducting year-end net debt.

Q4 2024 Results

  Generated $263 million ($1.70/basic share)(2) of FFO(1) and $62 million of FCF(4), compared to $372 million and $229 million, respectively, in the prior year. .
  As a result of strong European gas prices, Vermilion's corporate average realized natural gas price in Q4 2024 was $8.47/mcf, compared to $1.48/mcf for the AECO 5A benchmark.
  Returned $36 million to shareholders, including $18 million in share repurchases and $18 million in dividends.
  Net loss was $18 million compared to an $803 million net loss in the prior year.
  Exploration and development ("E&D") capital expenditures(3) were $201 million and include capital associated with drilling the Weissenmoor Sud deep gas exploration well in Germany, which was accelerated from Q1 2025.
  Production averaged 83,536 boe/d(7) (56% natural gas and 44% crude oil and liquids), comprised of 52,293 boe/d(7) from the North American assets and 31,243 boe/d(7) from the International assets.
  In Germany, Vermilion successfully tested the Wisselshorst deep gas exploration well (0.6 net) at a restricted rate of 21 mmcf/d(14) of natural gas with a flowing wellhead pressure of 6,200 psi. Subsequent to year-end, the Company tested a second zone in this well at a restricted rate of 20 mmcf/d(14) of natural gas with a flowing wellhead pressure of 6,200 psi. Based on these initial test results and evaluation performed, this well is estimated to contain 68 Bcf of recoverable natural gas(19), representing Vermilion's largest discovery in Europe over the past decade.
  Subsequent to year-end, Vermilion completed drilling operations on the Weissenmoor Sud deep gas exploration well (1.0 net) and discovered hydrocarbons, marking a third discovery in Germany. The well is currently being tested.

Outlook

  Subsequent to year-end, closed the acquisition of Westbrick Energy Ltd. ("Westbrick"), adding approximately 50,000 boe/d(16) of Deep Basin liquids-rich natural gas. The integration of the Westbrick assets and employees is underway and progressing as planned, including the continuation of the two-rig Q1 2025 drilling program initiated by Westbrick prior to the deal announcement.
  2025 capital budget and production guidance have been revised to incorporate the closing of the Westbrick acquisition for an end of February 2025 close date versus the previously forecasted mid-February 2025 close. Production is expected to range between 125,000 to 130,000 boe/d(17) (62% natural gas including 14% European gas)(17) with E&D capital expenditures(3) of $730 to $760 million (68% North America, 32% International, with over 70% of total capital expenditures to be invested in its global gas franchise)(17).
  In aggregate, 38% of expected net-of-royalty production is hedged for 2025. In particular, western Canadian gas hedges in 2025 and 2026 have been undertaken at pricing that exceeds the pricing assumed in acquiring Westbrick and locks in strong economics for the ensuing capital program.
  Based on forward commodity prices, Vermilion forecasts 2025 FCF(4) of approximately $400 million. Approximately 60% of EFCF(4) will be allocated to debt reduction with 40% of EFCF allocated to shareholder returns, inclusive of the $0.13 per share quarterly base dividend. The variable component of shareholder returns will continue to be allocated towards share buybacks.
  Declared a quarterly cash dividend of $0.13 per common share, payable on April 15, 2025 to shareholders of record on March 31, 2025. This represents an 8% increase over the Q4 2024 dividend, marking the fourth increase to Vermilion's quarterly dividend since 2021.
($M except as indicated)	Q4 2024	Q3 2024	Q4 2023	2024	2023
Financial
Petroleum and natural gas sales	504,352	490,095	522,969	1,981,407	2,022,555
Cash flows from operating activities	212,587	134,547	343,831	967,751	1,024,528
Fund flows from operations (1)	262,698	275,024	372,117	1,205,783	1,142,611
Fund flows from operations ($/basic share) (2)	1.70	1.76	2.27	7.63	6.98
Fund flows from operations ($/diluted share) (2)	1.68	1.75	2.27	7.55	6.98
Net earnings (loss)	(18,316)	51,697	(803,136)	(46,739)	(237,587)
Net (loss) earnings ($/basic share)	(0.12)	0.33	(4.91)	(0.30)	(1.45)
Cash flows used in investing activities	154,672	145,828	132,932	634,868	576,435
Capital expenditures (3)	200,659	121,269	142,887	622,980	590,191
Acquisitions (9)	5,257	1,642	25,724	22,101	273,018
Dispositions	—	—	14,855	—	197,007
Asset retirement obligations settled	23,282	15,332	28,937	55,334	56,966
Repurchase of shares	17,637	40,106	28,736	140,707	94,838
Cash dividends ($/share)	0.12	0.12	0.10	0.48	0.40
Dividends declared	18,521	18,642	16,227	75,327	65,248
% of fund flows from operations (10)	7%	7%	4%	6%	6%
Payout (12)	242,462	155,243	188,051	753,641	712,405
% of fund flows from operations (11)	92%	56%	51%	63%	62%
Free cash flow (4)	62,039	153,755	229,230	582,803	552,420
Long-term debt	963,456	903,354	914,015	963,456	914,015
Net debt (6)	966,882	833,331	1,078,567	966,882	1,078,567
Net debt to four quarter trailing fund flows from operations (7)	0.8	0.6	0.9	0.8	0.9
Operational
Production (8)
Crude oil and condensate (bbls/d)	30,327	29,837	32,866	31,427	31,727
NGLs (bbls/d)	6,612	7,547	7,412	7,100	7,296
Natural gas (mmcf/d)	279.59	280.73	283.91	276.10	269.83
Total (boe/d)	83,536	84,173	87,597	84,543	83,994
Average realized prices
Crude oil and condensate ($/bbl)	100.06	103.55	107.91	104.29	102.43
NGLs ($/bbl)	29.38	27.49	33.38	30.61	31.54
Natural gas ($/mcf)	8.47	6.57	8.48	6.72	8.17
Production mix (% of production)
% priced with reference to WTI	29%	32%	29%	31%	33%
% priced with reference to Dated Brent	15%	13%	17%	15%	13%
% priced with reference to AECO	33%	33%	31%	32%	33%
% priced with reference to TTF and NBP	23%	22%	23%	22%	21%
Netbacks
Operating netback ($/boe)(12)	43.92	41.89	57.48	47.18	49.22
Fund flows from operations ($/boe) (13)	34.67	34.78	48.83	38.71	37.90
Average reference prices
WTI (US $/bbl)	70.27	75.10	78.32	75.72	77.63
Dated Brent (US $/bbl)	74.67	80.18	84.05	80.76	82.62
AECO ($/mcf)	1.48	0.69	2.30	1.46	2.64
TTF ($/mcf)	18.73	15.52	17.45	14.89	17.40
Share information ('000s)
Shares outstanding - basic	154,344	155,348	162,271	154,344	162,271
Shares outstanding - diluted (14)	157,837	158,912	166,456	157,837	166,456
Weighted average shares outstanding - basic	154,954	156,624	163,335	158,068	163,719
Weighted average shares outstanding - diluted (14)	156,184	157,502	163,335	158,068	163,719

(1)	Fund flows from operations (FFO) is a total of segments and non-GAAP financial measure most directly comparable to net loss and is calculated as sales less royalties, transportation expense, operating expense, G&A expense, corporate income tax expense (recovery), PRRT expense, interest expense, equity based compensation settled in cash, realized (gain) loss on derivatives, realized foreign exchange (gain) loss, and realized other (income) expense. The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to net earnings (loss), the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per basic share and diluted share is calculated by dividing fund flows from operations (total of segments and non-GAAP financial measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(3)	Capital expenditures is a non-GAAP financial measure most directly comparable to cash flows used in investing activities and is calculated as the sum of drilling and development costs and exploration and evaluation costs. Management considers capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures does not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows used in investing activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document. Capital expenditures is also referred to as E&D capital expenditures.

(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures most directly comparable to cash flows from operating activities. FCF is calculated as FFO less drilling and development costs and exploration and evaluation costs and EFCF is calculated as FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. FCF and EFCF do not have standardized meanings under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other issuers. More information and a reconciliation to cash flows from operating activities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Free cash flow per basic share is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

(6)	Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt and is calculated as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working deficit (capital), a non-GAAP financial measure described in the "Non-GAAP and Other Specified Financial Measures" section of this document. Management considers this a helpful representation of Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations. More information and a reconciliation to long-term debt, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(7)	Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Net debt to four quarter FFO is calculated as net debt divided by FFO from the preceding four quarters. Management uses this measure to assess the Company's ability to repay debt. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(9)	Acquisitions is a non-GAAP financial measure and is not a standardized financial measure under IFRS Accounting Standards and therefore may not be comparable to similar measures disclosed by other issuers. Acquisitions is calculated as the sum of acquisitions, net of cash acquired, acquisitions of securities and net acquired working capital (deficit). Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. More information and a reconciliation to acquisitions, net of cash acquired and acquisition of securities, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Dividends % of FFO is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Dividends % of FFO is calculated as dividends declared divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(11)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio, respectively, that are not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Payout is most directly comparable to dividends declared. Payout is calculated as dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. More information and a reconciliation to dividends declared, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(12)	Operating netback is a non-GAAP financial measure that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. Operating netback is most directly comparable to net (loss) earnings and is calculated as sales less royalties, operating expense, transportation expense, PRRT expense, and realized hedging (gain) loss, and when presented on a per unit basis is a non-GAAP ratio. Management assesses operating netback as a measure of the profitability and efficiency of our field operations. More information and a reconciliation to net (loss) earnings, the most directly comparable primary financial statement measure, can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(13)	Fund flows from operations per boe is a non-GAAP ratio that is not standardized under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers. FFO per boe is calculated as FFO divided by boe production. FFO per boe is used by management to assess the profitability of Vermilion's business units and Vermilion as a whole. More information can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(14)	Diluted shares outstanding represents the sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan, based on current estimates of future performance factors and forfeiture rates.

(15)	Wisselshorst Z1a well (64% working interest) was tested in December 2024. Flow rates, during the initial clean-up phase, of up to 21.2 mmcf/d with a flowing wellhead pressure of 6,150 psi on an adjustable choke were achieved. The completion fluid was recovered during the clean-up flow period. During the main flow period the well tested at a rate of 20.1mmcf/d over a five-hour flow period with a flowing wellhead pressure 6,250 psi on a 24/64" fixed choke. A final shut-in pressure of 7,020 psi and a bottom hole pressure of 8,679 psi were recorded following the well test of this zone. The zone being tested is the Rotliegend Havel formation, which was encountered at 5,054m measured depth ("MD") and a 124.4m gas column was logged with 50.8m of net reservoir and average effective porosity of 9.3%. A second zone in the well was tested in January 2025 where peak rates of 20.3 mmcf/d at a flowing well head pressure of 6,189 psi were recorded. During the main flow period rates of 18.8 mmcf/d over a five-hour flow period with a flowing wellhead pressure of 6,334 psi were achieved on a 24/64" fixed choke. A final shut-in pressure of 7,001 psi and a bottom hole pressure of 8,756 psi were recorded following the well test of this zone. The second zone in the well is the Rotliegend Dethlingen formation, which was encountered at 5,000m MD and a 38.2m gas column was logged with 25.5m of net reservoir and average effective porosity of 9.9%. Test results are not necessarily indicative of production performance or ultimate recovery.

(16)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") in a report dated March 4, 2025 with an effective date of December 31, 2024 (the "McDaniel Reserves Report"). See Vermilion's annual information form for the year ended December 31, 2024 for additional information, including reserve pricing assumptions. Per share metrics calculated using basic shares outstanding at December 31, 2024.

(17)	Estimated 2025 Westbrick production based on Company estimates as of March 5, 2025.

(18)	Based on Company 2025 estimates and 2025 full year average reference prices as at March 3, 2025: Brent US$71.29/bbl; WTI US$67.56/bbl; LSB = WTI less US$6.83/bbl; TTF $20.49/mmbtu; NBP $20.36/mmbtu; AECO $2.21/mcf; CAD/USD 1.43; CAD/EUR 1.51 and CAD/AUD 0.90.

(19)	At March 5, 2025, Wisselshorst Z1a well has been assigned 68.3 Bcf Property Gross total proved plus probable conventional natural gas reserves, as evaluated by McDaniel & Associated Consultants Ltd. ("McDaniel"), a qualified reserves evaluator, in the Rotliegend Havel zone and recently tested Dethlingen zone. This represents a significant increase in the reserves assigned by McDaniel effective December 31, 2024, of 32.9 Bcf Property Gross total proved plus probable conventional natural gas reserves, due to the strong test results in existing Rotliegend Havel and Dethlingen zones. Vermilion has recorded 21.1 Bcf of Gross proved plus probable reserves as of December 31, 2024 based on its 64.165% working interest. The evaluation was prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluations Handbook ("COGEH"). "Property Gross" reserves are total reserves before working interest has been applied. "Gross" means in relation to Vermilion's interest in production or reserves, Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Message to Shareholders

Vermilion delivered strong operational and financial results in 2024, achieving annual production above the mid-point of guidance while executing a $623 million E&D capital expenditures program, including several early-stage investments that will contribute to future production growth. Production for the year averaged 84,543 boe/d(1), representing annual production per share growth of 4%. The Company generated $1.2 billion, or $7.63 per basic share of fund flows from operations ("FFO") in 2024, representing a 9% increase over 2023 on a per basic share basis. Free cash flow ("FCF") of $583 million increased 9% on a per basic share basis relative to 2023. This FCF provided funding for asset retirement obligations and lease obligations, including the full repayment of the $79 million lease associated with the Montney Battery construction completed in 2024, which will result in immediate interest cost savings. Approximately $216 million, or 52% of excess FCF, was returned to shareholders in 2024 including $75 million in dividends and $141 million of share repurchases, resulting in a 5% reduction in outstanding common shares which further enhanced per share metrics. Late in the year, Vermilion announced an 8% increase to the quarterly dividend for 2025, marking the fourth increase to the Company's quarterly dividend since 2021. Net debt decreased by 10% in 2024 to $967 million at the end of the year, representing a net debt to four quarter trailing FFO ratio of 0.8 times.

The Company executed its largest ever exploration drilling campaign in Europe in 2024, achieving 100% success on six exploration wells. Most notable were the two (1.6 net) deep gas exploration wells drilled in Germany, Osterheide and Wisselshorst, which tested at restricted rates of 17 mmcf/d(2) and 21 mmcf/d(3), respectively. Subsequent to year-end 2024, Vermilion tested an additional zone on the Wisselshorst well at a restricted rate of 20 mmcf/d(3) with 6,200 psi of flowing wellhead pressure, resulting in a combined test rate of over 40 mmcf/d. Based on the initial test data and evaluation performed, this well is estimated to contain 68 Bcf of recoverable natural gas(10), representing Vermilion's largest discovery in Europe over the past decade. Based on Vermilion's assessment, the Wisselshorst structure is large enough to support an additional 4 to 6 follow-up drilling locations as part of our future development plans In addition, the Company completed drilling operations on the Weissenmoor Sud deep gas exploration well in Germany in early 2025 which encountered multiple hydrocarbon-bearing zones.

In aggregate, the Osterheide and Wisselshorst wells tested at a combined rate of 56 mmcf/d(2,3), or equivalent to 50% of Vermilion's current European natural gas production. In Croatia, Vermillion drilled four successful exploration wells (2.4 net) on the SA-7 block and tested three of these wells in 2024. The discoveries in Germany and Croatia have proven up multiple producing zones and de-risked future exploration and development targets to support future organic development within the Company's most profitable operating region. The Company is moving forward with production tie-in operations and evaluating de-bottlenecking options to enhance future production capacity from these new discoveries, which are expected to generate significant FCF in the years ahead. Vermilion has operated in Europe for nearly 30 years and continues to view the region as a key strategic asset within the portfolio and one that offers significant organic and inorganic growth opportunities. European natural gas prices averaged $18.73/mmbtu in Q4 2024 and have remained strong in recent months with forward prices over $19/mmbtu for the remainder of 2025.

In Canada, Vermilion executed a strategic expansion of its Montney asset with the completion and start-up of the new BC Mica Battery in 2024. This allowed the Company to nearly double its Montney production capacity to approximately 14,000 boe/d while providing the platform for future expansion to 28,000 boe/d. Vermilion has drilled a total of 32 wells in the Montney since acquiring the asset in 2022 and continues to see improvements in well costs and productivity, with total well costs trending toward our targeted range of $9.0 to $9.5 million per well. As the Company executes the remaining expansion phases over the next couple years, production from the Montney is expected to increase to approximately 28,000 boe/d which will translate to strong and sustainable FCF supported by over 15 years of drilling inventory.

Vermilion has made significant progress in its asset high grading strategy over the past few years, including the consolidation of working interest in the Corrib natural gas project in Ireland, the acquisition of an early stage Montney growth asset in Canada and most recently the acquisition of Westbrick Energy Ltd. ("Westbrick") in the Deep Basin of Canada. The Westbrick acquisition significantly advances Vermilion's North American high-grading initiative, adding approximately 50,000 boe/d(4) of liquids rich natural gas production and increasing the Company's operational scale and depth and quality of inventory in the Deep Basin. With the closing of this acquisition, approximately 80% of Vermilion's production now comes from its global gas portfolio comprised of Canadian liquids-rich natural gas fairway in the Deep Basin and Montney and premium-priced natural gas in Europe. Vermilion's European gas production provide direct exposure to premium European gas prices and generate strong FCF today, while the growing liquids-rich gas asset base in Canada generates strong full-cycle margins while providing exposure to an improving macro environment for North American gas prices.

In conjunction with the closing of the Westbrick acquisition, and as part of the Company's broader asset high-grading initiative, Vermilion recently launched a formal sales process for its southeast Saskatchewan and United States assets. These are high quality assets with strong retention values that will be incorporated into the decision-making process on how to best maximize shareholder value. The potential sale of these assets would help accelerate Vermilion's deleveraging efforts as the Company remains committed to reducing its net debt to FFO ratio to a target range of one times or less. Vermilion also recently issued US$400 million of eight-year senior unsecured notes which further enhances the Company's liquidity. Vermilion is in a very strong financial position today with over $1 billion of financial liquidity and over 35% of its 2025 production hedged(5), which will contribute to Vermilion's deleveraging efforts.

Q4 2024 Operations Review

North America

Production from Vermilion's North American operations averaged 52,293 boe/d(1) in Q4 2024, a decrease of 3% from the previous quarter due to planned third-party turnaround activity in Alberta, partial shut-in of some Canadian gas production in response to weak AECO prices, and natural declines in the United States, partially offset by increased production at Mica. Production from the Mica Montney increased due to a full quarter contribution from the five-well 9-21 pad which started up in Q3 2024 and strong throughput on the 8-33 BC Montney battery.

In Q4 2024, Vermilion drilled six (6.0 net) Montney liquids-rich shale gas wells, including five (5.0 net) wells on the new 8-4 pad in BC and one land retention well in Alberta. In the Deep Basin, we drilled five (5.0 net), completed five (4.5 net), and brought on production five (3.8 net) liquids-rich conventional natural gas wells. In Saskatchewan, we drilled six (5.9 net), completed six (5.9 net), and brought on production seven (6.9 net) light and medium crude oil wells, while in the United States, we participated in the drilling and completion of five (0.6 net) non-operated light and medium crude oil wells.

Vermillion continues to demonstrate success with its open hole multilateral drilling program in Saskatchewan, efficiently maintaining production of over 10,000 boe/d in the quarter. The Company also had an active drilling program in the Deep Basin, where we have drilled over 300 wells over the past three decades and continue to see success across numerous zones.

International

Production from Vermilion's International operations averaged 31,243 boe/d(1) in Q4 2024, an increase of 3% from the previous quarter primarily due to a full quarter of production in Australia following planned maintenance in Q3 2024.

In Germany, Vermilion successfully tested the Wisselshorst deep gas exploration well (0.6 net) in December 2024. The well flow tested at a restricted rate of 21 mmcf/d(3) of natural gas with a flowing wellhead pressure of 6,200 psi. Subsequent to year-end, the Company tested a second zone in this well which flow tested at a restricted rate of 20 mmcf/d(3) of natural gas with a flowing wellhead pressure of 6,200 psi. Both tests were restricted due to limitations of the testing equipment. Vermilion expects to bring this well on production in the first half of 2026 and is currently evaluating follow-up drilling locations and de-bottlenecking options to optimize production and future development plans. Vermilion's operated working interest in this well increased from 30% to 64% during the fourth quarter of 2024, increasing the Company's exposure to this potentially large gas resource.

Subsequent to year-end, Vermilion completed drilling operations on the Weissenmoor Sud deep gas exploration well (1.0 net) and discovered hydrocarbons, marking a third discovery in Germany. The well is currently being tested. Tie-in operations on the Osterheide well (1.0 net) are proceeding as planned with first production anticipated in the first half of 2025. The success of the Company's deep gas exploration program in Germany is expected to add meaningful, long-life production and FCF in the years ahead as well as providing technical confidence on future drilling locations.

In Croatia, production averaged 1,869 boe/d, up slightly from the previous quarter following start-up of the gas plant on the SA-10 block in June 2024. Planning and permitting activities continued during the fourth quarter for the third well to be drilled in the SA-10 block later this year to offset anticipated declines from the initial two wells. Testing operations on the fourth discovery well (0.6 net) in the SA-7 block were initiated in the fourth quarter and are continuing. This well encountered hydrocarbons across multiple prospective zones and will require additional testing to determine the optimal producing zone and completion method for development. Vermilion continues to work with its partner in evaluating the results of the 2024 exploration program and is planning for the second drilling campaign which may include four to five additional wells in 2026.

2024 Reserves Update

Total proved plus probable ("2P") reserves increased by 1% from the prior year to 435.1 mmboe(6), primarily due to extensions and improved recovery on the Mica Montney asset. Vermilion added 26.2 mmboe of proved developed producing ("PDP") reserves and 36.2 mmboe of 2P reserves at an average finding, development and acquisition ("FD&A")(8) cost, including future development costs, of $22.81 per boe and $15.77 per boe, respectively, resulting in a recycle ratio(9) of 1.6x on a PDP basis and 2.3x on a 2P basis. The 2024 FD&A figures include upfront capital costs associated with several early-stage growth projects, such as Montney infrastructure and Germany/Croatia exploration, from which minimal reserves have been recognized to date.

The PDP and 2P reserve life index at December 31, 2024 is 5.4 years and 14.1 years, respectively, both of which are consistent with our long-term average. The after-tax net present value of PDP reserves, discounted at 10%, is $2.8 billion(6) and the after-tax net present value of 2P reserves, discounted at 10%, is $5.2 billion(6), or $27.62 per basic share(6) after deducting year-end net debt.

The following table provides a summary of company interest reserves by reserve category and region on an oil equivalent basis. Please refer to Vermilion's 2024 Annual Information Form for the year ended December 31, 2024 ("2024 Annual Information Form") for detailed information by country and product type.

BOE (mboe)	Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Proved	Probable	Proved Plus Probable
North America	114,376	4,785	91,509	210,670	119,942	330,612
International	53,600	6,037	8,815	68,453	36,043	104,496
Vermilion	167,976	10,822	100,324	279,123	155,986	435,109

The following table provides a reconciliation of changes in company interest reserves by reserve category and region. Please refer to Vermilion's 2024 Annual Information Form for detailed information by country and product type and for an explanation concerning the reserve change categories. The following tables may not total due to rounding.

PDP (mboe)	North America	International	Vermilion
December 31, 2023	112,204	60,502	172,706
Discoveries	—	—	—
Extensions & Improved Recovery	3,994	100	4,095
Technical Revisions	18,563	4,162	22,726
Acquisitions	—	—	—
Dispositions	(36)	—	(36)
Economic Factors	(754)	182	(572)
Production	(19,596)	(11,347)	(30,943)
December 31, 2024	114,376	53,600	167,976

1P (mboe)	North America	International	Vermilion
December 31, 2023	195,685	72,700	268,385
Discoveries	—	2,782	2,782
Extensions & Improved Recovery	31,271	2,568	33,839
Technical Revisions	4,064	334	4,398
Acquisitions	1,782	1,161	2,943
Dispositions	(1,473)	—	(1,473)
Economic Factors	(1,063)	254	(809)
Production	(19,596)	(11,347)	(30,943)
December 31, 2024	210,670	68,453	279,123

2P (mboe)	North America	International	Vermilion
December 31, 2023	316,040	113,798	429,838
Discoveries	—	4,861	4,861
Extensions & Improved Recovery	35,273	1,327	36,600
Technical Revisions	1,366	(6,100)	(4,734)
Acquisitions	2,302	1,825	4,128
Dispositions	(3,317)	—	(3,317)
Economic Factors	(1,455)	133	(1,323)
Production	(19,596)	(11,347)	(30,943)
December 31, 2024	330,612	104,496	435,109

Additional information about the McDaniel Reserves Report can be found in our Annual Information Form on our website at www.vermilionenergy.com and on SEDAR+ at www.sedarplus.ca.

Outlook and Guidance Update

Subsequent to year-end, Vermilion announced the closing of the Westbrick acquisition, adding approximately 50,000 boe/d(4) of Deep Basin liquids-rich natural gas. The integration of the Westbrick assets and employees is underway and progressing as planned with numerous synergies already identified. Vermilion plans to continue with the two-rig Q1 2025 drilling program initiated by Westbrick and expects to maintain this program on the acquired assets post break-up. During the first quarter of 2025, Vermilion launched a formal sales process for its Southeast Saskatchewan and Wyoming assets. The Saskatchewan assets include approximately 10,000 boe/d (85% liquids) of production with moderate declines and multi-lateral development upside. The Wyoming assets include approximately 5,000 boe/d (80% liquids) of production with multi-zone development potential, including the Niobrara and the Parkman.

The 2025 capital budget and production guidance have been revised to incorporate the closing of the Westbrick acquisition. Annual production is now expected to range between 125,000 to 130,000 boe/d(5) (62% natural gas including 14% European gas)(5) with E&D capital expenditures of $730 to $760 million (68% North America and 32% International, with over 70% of total capital to be invested in Vermilion's global gas franchise)(5). The revised capital program includes an additional 13 (12.3 net) wells to be drilled on the Westbrick assets, bringing the total Deep Basin well count to 28 (24.9 net) wells for 2025.

Based on forward commodity prices, Vermilion forecasts 2025 FCF of approximately $400 million. Approximately 60% of excess FCF ("EFCF") will be allocated to debt reduction with 40% of EFCF allocated to shareholder returns, inclusive of the $0.13 per share quarterly base dividend. The variable component of shareholder returns will continue to be allocated towards share buybacks. Since initiating the share buyback program in July 2022, Vermilion has repurchased and retired 17.8 million shares.

Vermilion's updated 2025 capital expenditure and production guidance following the closing of the Westbrick acquisition is:

Category	2025 Prior(7)	2025 Current(7)
Production (boe/d)	84,000 - 88,000	125,000 - 130,000
E&D capital expenditures ($MM)	$600 - 625	$730 - 760
Royalty rate (% of sales)	8 - 10%	9 - 11%
Operating ($/boe)	$17.00 - 18.00	$13.50 - 14.50
Transportation ($/boe)	$3.50 - 4.00	$3.00 - 3.50
General and administration ($/boe)	$2.75 - 3.25	$2.25 - 2.75
Cash taxes (% of pre-tax FFO)	7 - 9%	6 - 10%
Asset retirement obligations settled ($MM)	$60	$60
Payments on lease obligations ($MM)(2)	$20	$20

Based on the closing date of the Westbrick acquisition, Q1 2025 production is expected to be approximately 100,000 boe/d(5).

The United States recently announced tariffs on all goods imported from Canada, including a 10% tariff on Canadian energy imports, effective March 4, 2025. Over half of Vermilion's revenue is derived from assets located outside of Canada which provides a partial hedge against these tariffs. Vermilion will continue to monitor the situation as it relates to its Canadian production and operations, but at this time it does not expect the tariffs to have a material financial impact on the Company.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, we have 38% of our expected net-of-royalty production hedged for 2025. With respect to individual commodity products, we have hedged 54% of our European natural gas production, 34% of our crude oil production, and 35% of our North American natural gas volumes, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.

(Signed "Dion Hatcher")

Dion Hatcher
President & Chief Executive Officer
March 5, 2025

(1)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

(2)	Osterheide Z2-2 well (100% working interest) tested at a rate of 17.3 mmcf/d during an eight-hour flow period with flowing wellhead pressure of 4,625 psi during initial well cleanup on an adjustable choke. The completion fluid was recovered during the clean-up flow period. A final shut-in wellhead pressure of 5,757 psi and bottom hole pressure of 7,235 psi were recorded following the well test. The tested zone is the Rotliegend Wustrow formation which was encountered at 5,757m measured depth ("MD") and a 42.0m gas column was logged with 13.8m of net reservoir and average effective porosity of 8.3%. Test results are not necessarily indicative of long-term performance or ultimate recovery.

(3)	Wisselshorst Z1a well (64% working interest) was tested in December 2024. Flow rates, during the initial clean-up phase, of up to 21.2 mmcf/d with a flowing wellhead pressure of 6,150 psi on an adjustable choke were achieved. The completion fluid was recovered during the clean-up flow period. During the main flow period the well tested at a rate of 20.1mmcf/d over a five-hour flow period with a flowing wellhead pressure 6,250 psi on a 24/64" fixed choke. A final shut-in pressure of 7,020 psi and a bottom hole pressure of 8,679 psi were recorded following the well test of this zone. The zone being tested is the Rotliegend Havel formation, which was encountered at 5,054m MD and a 124.4m gas column was logged with 50.8m of net reservoir and average effective porosity of 9.3%. A second zone in the well was tested in January 2025 where peak rates of 20.3 mmcf/d at a flowing well head pressure of 6,189 psi were recorded. During the main flow period rates of 18.8 mmcf/d over a five-hour flow period with a flowing wellhead pressure of 6,334 psi were achieved on a 24/64" fixed choke. A final shut-in pressure of 7,001 psi and a bottom hole pressure of 8,756 psi were recorded following the well test of this zone. The second zone in the well is the Rotliegend Dethlingen formation, which was encountered at 5,000m MD and a 38.2m gas column was logged with 25.5m of net reservoir and average effective porosity of 9.9%. Test results are not necessarily indicative of production performance or ultimate recovery.

(4)	Estimated full year 2025 Westbrick production based on Company estimates as of March 5, 2025.

(5)	Based on Company 2025 estimates and 2025 full year average reference prices as at March 3, 2025: Brent US$71.29/bbl; WTI US$67.56/bbl; LSB = WTI less US$6.83/bbl; TTF $20.49/mmbtu; NBP $20.36/mmbtu; AECO $2.21/mcf; CAD/USD 1.43; CAD/EUR 1.51 and CAD/AUD 0.90.

(6)	Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel in the McDaniel Reserves Report. See the Annual Information Form for additional information, including reserve pricing assumptions. Per share metrics calculated using basic shares outstanding at December 31, 2024, refer to Highlights table for additional information.

(7)	Current 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.43, CAD/EUR 1.51, and CAD/AUD 0.90. Prior 2025 guidance reflects foreign exchange assumptions of CAD/USD 1.40, CAD/EUR 1.48, and CAD/AUD 0.91.

(8)	F&D (finding and development) and FD&A (finding, development and acquisition) costs are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(9)	Operating Recycle Ratio is a non-GAAP ratio that is calculated by dividing the Operating Netback by the cost of adding reserves (F&D and FD&A cost). For the purposes of calculating 2024 Operating Recycle Ratio, this netback number was $36.48. More information can be found in the "Non-GAAP Financial Measures and Other Specified Financial Measures" section of this document.

(10)	At March 5, 2025, Wisselshorst Z1a well has been assigned 68.3 Bcf Property Gross total proved plus probable conventional natural gas reserves, as evaluated by McDaniel & Associated Consultants Ltd. ("McDaniel"), a qualified reserves evaluator, in the Rotliegend Havel zone and recently tested Dethlingen zone. This represents a significant increase in the reserves assigned by McDaniel effective December 31, 2024, of 32.9 Bcf Property Gross total proved plus probable conventional natural gas reserves, due to the strong test results in existing Rotliegend Havel and Dethlingen zones. Vermilion has recorded 21.1 Bcf of Gross proved plus probable reserves as of December 31, 2024 based on its 64.165% working interest. The evaluation was prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and the Canadian Oil and Gas Evaluations Handbook ("COGEH"). "Property Gross" reserves are total reserves before working interest has been applied. "Gross" means in relation to Vermilion's interest in production or reserves, Vermilion's working interest (operating or non-operating) share before deduction of royalty obligations and without including any royalty interests of Vermilion.

Non-GAAP and Other Specified Financial Measures

This report and other materials released by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS Accounting Standards and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Total of Segments Measures

Fund flows from operations (FFO): Most directly comparable to net loss, FFO is a non-GAAP financial measure and total of segments measure comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, equity based compensation settled in cash, realized gain (loss) on derivatives, realized foreign exchange gain (loss), and realized other income (expense). The measure is used by management to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Reconciliation to the most directly comparable primary financial statement measures can be found below.

	Q4 2024		Q4 2023		2024		2023
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	504,352	66.54	522,969	68.64	1,981,407	63.58	2,022,555	67.10
Royalties	(40,049)	(5.28)	(45,148)	(5.93)	(177,950)	(5.71)	(191,694)	(6.36)
Transportation	(23,961)	(3.16)	(22,441)	(2.95)	(98,933)	(3.17)	(88,856)	(2.95)
Operating	(139,566)	(18.41)	(116,937)	(15.35)	(567,913)	(18.22)	(513,381)	(17.03)
General and administration	(27,460)	(3.62)	(19,810)	(2.60)	(99,503)	(3.19)	(80,716)	(2.68)
Corporate income tax expense	(15,997)	(2.11)	(19,623)	(2.57)	(66,442)	(2.13)	(170,358)	(5.65)
Petroleum resource rent tax	3,226	0.43	20,860	2.74	(11,702)	(0.38)	20,860	0.69
Interest expense	(23,965)	(3.16)	(22,909)	(3.01)	(84,606)	(2.71)	(85,212)	(2.83)
Equity based compensation	—	—	—	—	(14,361)	(0.46)	—	—
Realized gain on derivatives	28,795	3.80	78,737	10.33	345,318	11.08	234,365	7.77
Realized foreign exchange gain (loss)	2,442	0.32	(5,529)	(0.73)	7,735	0.25	(4,532)	(0.15)
Realized other (expense) income	(5,119)	(0.68)	1,948	0.26	(7,267)	(0.23)	(420)	(0.01)
Fund flows from operations	262,698	34.67	372,117	48.83	1,205,783	38.71	1,142,611	37.90
Equity based compensation	(7,499)		(7,871)		(15,569)		(42,756)
Unrealized (loss) gain on derivative instruments (1)	(137,273)		141,126		(452,858)		179,707
Unrealized foreign exchange (loss) gain(1)	(28,517)		4,834		(58,471)		12,438
Accretion	(19,272)		(19,469)		(74,541)		(78,187)
Depletion and depreciation	(163,458)		(259,012)		(683,240)		(712,619)
Deferred tax recovery	80,016		110,758		37,991		190,193
Gain on business combination	—		(5,607)		—		439,487
Loss on disposition	—		(125,539)		—		(352,367)
Impairment expense	—		(1,016,094)		—		(1,016,094)
Unrealized other (expense) income	(5,011)		1,621		(5,834)		—
Net loss	(18,316)		(803,136)		(46,739)		(237,587)

(1)	Unrealized (loss) gain on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Non-GAAP Financial Measures and Non-GAAP Ratios

Fund flows from operations per basic and diluted share: FFO per basic share and diluted share are non-GAAP ratios. Management assesses fund flows from operations on a per share basis as we believe this provides a measure of our operating performance after taking into account the issuance and potential future issuance of Vermilion common shares. Fund flows from operations per basic share is calculated by dividing fund flows from operations (total of segments measure) by the basic weighted average shares outstanding as defined under IFRS Accounting Standards. Fund flows from operations per diluted share is calculated by dividing fund flows from operations by the sum of basic weighted average shares outstanding and incremental shares issuable under the equity based compensation plans as determined using the treasury stock method.

Fund flows from operations per boe: Management uses fund flows from operations per boe to assess the profitability of our business units and Vermilion as a whole. Fund flows from operations per boe is calculated by dividing fund flows from operations (total of segments measure) by boe production.

Free cash flow (FCF) and excess free cash flow (EFCF): Most directly comparable to cash flows from operating activities, FCF is a non-GAAP financial measure calculated as fund flows from operations less drilling and development costs and exploration and evaluation costs and EFCF is comprised of FCF less payments on lease obligations and asset retirement obligations settled. FCF is used by management to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures. EFCF is used by management to determine the funding available to return to shareholders after costs attributable to normal business operations. Reconciliation to the primary financial statement measures can be found in the following table.

($M)	Q4 2024	Q4 2023	2024	2023
Cash flows from operating activities	212,587	343,831	967,751	1,024,528
Changes in non-cash operating working capital	26,829	(651)	182,698	61,117
Asset retirement obligations settled	23,282	28,937	55,334	56,966
Fund flows from operations	262,698	372,117	1,205,783	1,142,611
Drilling and development	(176,505)	(132,308)	(586,962)	(569,110)
Exploration and evaluation	(24,154)	(10,579)	(36,018)	(21,081)
Free cash flow	62,039	229,230	582,803	552,420
Payments on lease obligations	(82,060)	(3,977)	(101,539)	(17,094)
Asset retirement obligations settled	(23,282)	(28,937)	(55,334)	(56,966)
Excess free cash flow	(43,303)	196,316	425,930	478,360

Capital expenditures: Most directly comparable to cash flows used in investing activities, capital expenditures is a non-GAAP financial measure calculated as the sum of drilling and development costs and exploration and evaluation costs as derived from the Consolidated Statements of Cash Flows. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital. Reconciliation to the primary financial statement measures can be found below.

($M)	Q4 2024	Q4 2023	2024	2023
Drilling and development	176,505	132,308	586,962	569,110
Exploration and evaluation	24,154	10,579	36,018	21,081
Capital expenditures	200,659	142,887	622,980	590,191

Payout and payout % of FFO: Payout and payout % of FFO are, respectively, a non-GAAP financial measure and non-GAAP ratio. Payout is most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, and payout % of FFO is calculated as payout divided by FFO. The measure is used by management to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. Payout as a percentage of FFO is also referred to as the payout ratio or sustainability ratio. The reconciliation of the measure to the primary financial statement measure can be found below.

($M)	Q4 2024	Q4 2023	2024	2023
Dividends declared	18,521	16,227	75,327	65,248
Drilling and development	176,505	132,308	586,962	569,110
Exploration and evaluation	24,154	10,579	36,018	21,081
Asset retirement obligations settled	23,282	28,937	55,334	56,966
Payout	242,462	188,051	753,641	712,405
% of fund flows from operations	92%	51%	63%	62%

Return on capital employed (ROCE): A non-GAAP ratio, ROCE is a measure that management uses to analyze our profitability and the efficiency of our capital allocation process; the comparable primary financial statement measure is earnings before income taxes. ROCE is calculated by dividing net loss before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the balance sheets at the beginning and end of the twelve-month period.

	Twelve Months Ended
($M)	Dec 31, 2024	Dec 31, 2023
Net loss	(46,739)	(237,587)
Taxes	40,153	(40,695)
Interest expense	84,606	85,212
EBIT	78,020	(193,070)
Average capital employed	5,522,367	5,819,380
Return on capital employed	1%	(3) %

Adjusted working capital (deficit): Adjusted working capital (deficit) is a non-GAAP financial measure calculated as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used by management to calculate net debt, a capital management measure disclosed below.

	As at
($M)	Dec 31, 2024	Dec 31, 2023
Current assets	582,326	823,514
Current derivative asset	(40,312)	(313,792)
Current liabilities	(610,590)	(696,074)
Current lease liability	12,206	21,068
Current derivative liability	52,944	732
Adjusted working capital	(3,426)	(164,552)

Acquisitions: Acquisitions is a non-GAAP financial measure and is calculated as the sum of acquisitions, net of cash acquired and acquisitions of securities from the Consolidated Statements of Cash Flows, Vermilion common shares issued as consideration, the estimated value of contingent consideration, the amount of acquiree's outstanding long-term debt assumed, and net acquired working capital deficit or surplus. Management believes that including these components provides a useful measure of the economic investment associated with our acquisition activity and is most directly comparable to cash flows used in investing activities. A reconciliation to the acquisitions line items in the Consolidated Statements of Cash Flows can be found below.

($M)	Q4 2024	Q4 2023	Q4 2024	Q4 2023
Acquisitions, net of cash acquired	5,257	2,669	12,728	142,281
Acquisition of securities	—	17,448	9,373	21,603
Acquired working capital	—	5,607	—	109,134
Acquisitions	5,257	25,724	22,101	273,018

Operating netback: Operating netback is non-GAAP financial measure and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses, and when presented on a per unit basis is a non-GAAP ratio. Operating netback is most directly comparable to net loss. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Net debt to four quarter trailing fund flows from operations: Management uses net debt (a capital management measure, as defined below) to four quarter trailing fund flows from operations to assess the Company's ability to repay debt. Net debt to four quarter trailing fund flows from operations is a non-GAAP ratio calculated as net debt (capital management measure) divided by fund flows from operations (total of segments measure) from the preceding four quarters.

Capital Management Measure

Net debt: Net debt is a capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities), and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

	As at
($M)	Dec 31, 2024	Dec 31, 2023
Long-term debt	963,456	914,015
Adjusted working capital	3,426	164,552
Net debt	966,882	1,078,567

Ratio of net debt to four quarter trailing fund flows from operations	0.8	0.9

Supplementary Financial Measures

Diluted shares outstanding: The sum of shares outstanding at the period end plus outstanding awards under the Long-term Incentive Plan ("LTIP"), based on current estimates of future performance factors and forfeiture rates.

('000s of shares)	Q4 2024	Q4 2023
Shares outstanding	154,344	162,271
Potential shares issuable pursuant to the LTIP	3,493	4,185
Diluted shares outstanding	157,837	166,456

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

F&D (finding and development) and FD&A (finding, development and acquisition) costs: used as a measure of capital efficiency, calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.

Operating Recycle Ratio: A non-GAAP ratio that is calculated by dividing the Operating Netback, excluding realized gain (loss) on derivatives and petroleum resource rent tax, by the cost of adding reserves (F&D and FD&A cost). Management assesses operating recycle ratio as a measure of the reinvestment of earnings.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2024 and 2023, please refer to SEDAR+ (www.sedarplus.ca) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is a global gas producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. The Company's business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important than the safety of the public and those who work with Vermilion, and the protection of the natural surroundings. In addition, the Company emphasizes strategic community investment in each of its operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as "forward-looking statements or information"). Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; future fund flows from operations and free cash flows; shareholder returns; Vermilion's anticipated future debt capacity and levels; Vermilion's budget; the closing of the Westbrick Energy Ltd. acquisition and its anticipated effects, including integration of assets and employees; expected payment and settlement of the 2025 Notes (defined below) and timing thereof; cost saving measures; sales processes of Vermilion's southeast Saskatchewan and United States assets; statements regarding the return of capital, the flexibility of Vermilion's capital program and operations; business strategies, objectives and priorities; operational and financial performance; estimated volumes of reserves and the discounted present value of future net cash flows from such reserves; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2025 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and interest rates and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth, number and production of Vermilion's future wells expected to be drilled; exploration and development plans and the timing thereof; Vermilion's aim and ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; use of proceeds from the 2033 Notes (defined below); ongoing contractual commitments; asset retirement obligations; emissions, targets, including reductions; sustainability and environmental, social and governance (ESG) and sustainability plans; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions of which all or any may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates and inflation rates; the success of the sales processes of Vermilion's southeast Saskatchewan and United States assets; the accuracy of the McDaniel Reserves Report (defined below); the ability of the Company to identify attractive mergers and acquisitions opportunities; the ability of the Company to conduct operations in a safe manner; political stability of the areas in which the Company operates; the effects of changes to international trade policies; the accuracy of the Company's 2025 budget; the ability of the Company to retain key employees; production and decline rates; the regulatory framework regarding royalties, taxes and environmental matters; the states of the capital markets; global economic conditions; the ability of the Company to execute plans, including exploration and development plans; the success of present and future wells; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: commodity prices; exchange rates; production and sales volumes; interest rates; geopolitical tensions; North American tariffs; volatility of oil and gas prices; constraints at processing facilities and/or on transportation; volatility of foreign exchange rates; volatility of market price of Common Shares (defined below); hedging arrangements; inflationary pressures; increase in operating costs or a decline in production level; operator performance and payment delays; weather conditions; cost of new technology; tax, royalty, and other government legislation; government regulations; policy and legal risks; political events and terrorist attacks; discretionary nature of dividends and share buybacks; additional financing; debt service; variations in interest rates and foreign exchange rates; environmental legislation; hydraulic fracturing regulations; climate change; competition; international operations and future geographical/industry expansion; acquisition assumptions; failure to realize anticipated benefits of prior acquisitions; reserves estimates; cyber security; accounting adjustments; ineffective internal controls; the potential for new and increased U.S. tariffs and protectionist trade measures on Canadian oil and gas imports; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

Many factors could cause Vermilion's or any particular business unit's actual results, performance, or achievements to vary from those described in this document, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements included in this document should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Vermilion's future decisions and actions will depend on management's assessment of all information at the relevant time. Such statements speak only as of the date of this document. The forward-looking statements or information contained in this document are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

This document contains references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Sustainability Accounting Standards Board. Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

All oil and natural gas reserve information contained in this document is derived from the McDaniel Reserves Report (as defined below) and has been prepared and presented in accordance with the Canadian Oil and Gas Evaluation Handbook and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). In this document: (A) the net present value of future net revenues attributable to reserves do not represent the fair market value of reserves; (B) the recovery and reserve estimates of crude oil, NGL and natural gas reserves provided in this document are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided in this document; and (C) the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Under NI 51-01, disclosure of production volumes should include segmentation by product type as defined in the instrument. In this document, references to "crude oil" and "light and medium crude oil" mean "light crude oil and medium crude oil" and references to "natural gas" mean "conventional natural gas".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document discloses test rates of production for certain wells over short periods of time (i.e., 5, 8 or 24 hours, IP30, IP60, IP90, etc.), which are preliminary and not determinative of the rates at which those or any other wells will commence production and thereafter decline. Short-term test rates are not necessarily indicative of long-term well or reservoir performance or of ultimate recovery. Although such rates are useful in confirming the presence of hydrocarbons, they are preliminary in nature, are subject to a high degree of predictive uncertainty as a result of limited data availability and may not be representative of stabilized on-stream production rates. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Production over a longer period will also experience natural decline rates, which can be high in certain plays in which the Company operates, and may not be consistent over the longer term with the decline experienced over an initial production period. Initial production or test rates may also include recovered "load" fluids used in well completion stimulation operations. Actual results will differ from those realized during an initial production period or short-term test period, and the difference may be material.

This document discloses certain oil and gas metrics, including reserve life index, finding, development and acquisition ("FD&A") costs, future development ("FD") costs, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included in this document to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the Company's future performance and future performance may not compare to the Company's performance in previous periods and therefore such metrics should not be unduly relied up-on.

Financial data contained within this document are reported in Canadian dollars unless otherwise stated. References herein to "US$" or "USD" are to United States dollars.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

CO: Vermilion Energy Inc.

CNW 17:01e 05-MAR-25